UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 000-52490
FORM 12b-25	CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☐ Form 10-Q     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: December 31, 2010

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________________________________________________________

PART I – REGISTRANT INFORMATION

Beyond Commerce, Inc.
Full Name of Registrant

Former Name if Applicable

750 Coronado Center Drive, Suite 120
Address of Principal Executive Office (Street and Number)

Henderson, Nevada 89052
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant’s 10K could not be filed by the prescribed due date, because of recent operational changes implemented by the Registrant due to its limited resources. These changes have precluded the ability of the Registrant to compile certain information required to file a timely and accurate report, also there are certain accounting issues related to its derivative securities that have affected the timely filing. Consequently, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense, accordingly, the Registrant requires additional time to complete its Form 10-K.

PART IV-- OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Mark Noffke	(702)	952.9549
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).       ☒ Yes       ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?       ☒  Yes       ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues have increased from $903,852 for the fiscal year ended December 31, 2009 to approximately $ 980,000 for the fiscal year ended December 31, 2010.  The Company’s net loss decreased from $11,656,030 in fiscal 2009 to a net loss of approximately $1,500,000 in fiscal 2010. Approximately $6,500,000 of this increase was the result of the gain on the sale of one of the Company’s subsidiaries along with an estimated decrease in loss of $5,000,000 the effect of accounting adjustments related to discounts and derivatives on securities.

________________________________________________________________________

                   Beyond Commerce, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2011	By:	/s/ Mark V Noffke
Mark V Noffke, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.